FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Rocky Mountain Human Services Chooses BlackBerry to Enhance Mobile Productivity	3.

Document 1

  NEWS RELEASE
December 11, 2013
FOR IMMEDIATE RELEASE

 Rocky Mountain Human Services Chooses BlackBerry to Enhance Mobile Productivity

Deploys BlackBerry Enterprise Service 10 and BlackBerry Z10 smartphones across organization

DENVER, CO and WATERLOO, ON – December 11, 2013 – BlackBerry® (NASDAQ: BBRY; TSX: BB) and Rocky Mountain Human Services (RMHS), today announced that RMHS has selected BlackBerry's enterprise mobility management (EMM) solution – BlackBerry® Enterprise Service 10 (BES10) – along with BlackBerry® Z10 smartphones to enhance mobile productivity.

BlackBerry 10 is the platform of choice for RMHS, whose workforce serves more than 7,500 individuals that face challenges from developmental delays, cognitive and intellectual impairments, brain injuries, aging and social conditions. With BES10 and BlackBerry 10 smartphones, RMHS has seen increased collaboration between employees working remotely using email, BBM™ and file sharing on their smartphones. Workers also benefited from using the BlackBerry 10 browser to access both internal and external web sites.

“The productivity benefits on the BlackBerry Z10 smartphone are unmatched, empowering our employees to be as engaged on-the-go as they are in the office,” said RMHS spokesperson, Annie Davies. “Our employees often require access to confidential information while in the field. The Citrix Receiver application allows for a seamless transition from employee workstations to our BlackBerry Z10 smartphones, because we can access the same applications and files securely behind our corporate firewall.”

RMHS considers BlackBerry 10 a key enabler for employees to share information securely with their clients and colleagues. In addition, BES10 offers a single console that enables RMHS to centralize control of all devices, and access the full range of security features and customization tools within BES10, allowing RMHS to tailor the BlackBerry Z10 smartphone’s functionality to their needs.

Building on more than a decade of enterprise mobility management expertise, BES10 with BlackBerry 10 smartphones is a clear choice for security-conscious organizations. Ramon Llamas, an analyst at technology research firm IDC said, “BlackBerry has been, and continues to be, the gold standard for mobile security. Providing a full turn-key enterprise solution has been in BlackBerry’s DNA since day one, and that's why companies continue to put BlackBerry on their list."

“Companies like Rocky Mountain Human Services invested in BlackBerry because of the incomparable enterprise-ready benefits and the unmatched security the BlackBerry EMM solution offers our corporate customers,” said Andrew MacLeod, Managing Director for North America at BlackBerry. “The combination of BES10 and BlackBerry 10 smartphones offers powerful productivity and security tools for organizations, giving both employees and IT departments peace of mind that privacy is maintained while sensitive work information is protected.”

BES10 also lets customers manage iOS® and Android™ devices, providing the same level of security for those devices accessing data behind-the-firewall as for BlackBerry 10 smartphones, so there’s no need to invest in multiple MDM solutions or a patchwork of security products to support a BYOD deployment. Corporations continue to invest in BlackBerry products and services, with nearly 30,000 BES10 commercial and test servers installed globally to date.

To get the facts on BES10, please visit www.blackberry.com/BES10facts.

About Rocky Mountain Human Services
Rocky Mountain Human Services (RMHS) specializes in human services expertise to improve the health, self-sufficiency and overall quality of life for over 7,500 individuals across Colorado who face challenges from developmental delays, cognitive and intellectual impairments, brain injuries, aging or social conditions. RMHS’ mission is to “serve humanity, provide opportunity and encourage a world of compassion and hope.” By providing resources, care coordination, training, direct services and technical expertise to individuals, families, nonprofit organizations and government agencies, Rocky Mountain Human Services delivers unsurpassed human services to the western region of the United States. For more information on Rocky Mountain Human Services visit: www.rmhumanservices.org.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contacts:

Stephanie Frisina
BlackBerry
sfrisina@blackberry.com
(519) 597-0745

Annie Davies
Rocky Mountain Human Services
adavies@rmhumanservices.org
(303) 636-5918

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 11, 2013	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer